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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                         Western Multiplex Corporation
________________________________________________________________________________
                               (Name of Issuer)


                Class A Common Stock, $0,10 Par Value Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   95874P107
        _______________________________________________________________
                                (CUSIP Number)

                                Kenneth J. Wees
                        Adaptive Broadband Corporation
                             1143 Borregas Avenue
                              Sunnyvale, CA 94089
                                (408) 732-4000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 10, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D                      Page 2 of 4
CUSIP No. 95874P107
         ----------

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      NAMES OF REPORTING PERSONS S.S. or
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Adaptive Broadband Corporation
      94-1668412
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4

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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Adaptive Broadband Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such benefiical ownership is expressly disclaimed.

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                                 SCHEDULE 13D                    Page 3 of 4

     The Schedule 13D filed on November 22, 2000 (the "Schedule 13D"), by the signatory hereto relating to the Class A Common Stock, $0.10 par value per share (the "Western Common Stock"), issued by Western Multiplex Corporation, a Delaware corporation ("Western"), whose principal executive officers are located at 1196 Borregas Avenue, Sunnyvale, California 94089, is hereby amended by this Amendment No. 1 to the Schedule 13D as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) On January 10, 2001, Adaptive Broadband Corporation ("Adaptive") and Western mutually consented in writing to terminate the Agreement and Plan of Merger dated November 12, 2000 among Adaptive, Western and WA Merger Sub, Inc. pursuant to the terms of Section 7.1(a) thereof. Consequently, (1) the Voting Agreement dated as of November 12, 2000 between Adaptive and WMC Holding LLC was terminated pursuant to the terms of Section 5.1 thereof and (2) the Stock Option Agreement dated November 12, 2000 between Adaptive and Western expired pursuant to the terms of Section 1.2(a) thereof.

     (e) On January 10, 2001, Adaptive ceased to be the beneficial owner of five percent or more of the Western Common Stock.

Except as amended by this Schedule 13D/A, the Schedule 13D remains in full force and is incorporated herein by reference.
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                                 SCHEDULE 13D                      Page 4 of 4




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2001            Adaptive Broadband Corporation

                                   /s/ Kenneth J. Wees
                                   ---------------------------------------------
                                   Kenneth J. Wees
                                   Vice President, General Counsel and Secretary